Filed Pursuant to Rule 424(b)(3)
Registration No. 333-179073

PROSPECTUS SUPPLEMENT NO. 1

TO THE PROSPECTUS DATED October 9, 2015

Pershing Gold Corporation

This Prospectus Supplement No. 1 updates, amends and supplements our Prospectus dated October 9, 2015, which is part of a registration statement on Form S-3 (File No. 333-179073) filed with the Securities and Exchange Commission relating to the sale of securities by the selling stockholders as described therein (the “Prospectus”). This Prospectus Supplement No. 1 should be read in conjunction with the Prospectus. To the extent information in this Prospectus Supplement No. 1 differs from, updates or conflicts with information contained in the Prospectus as previously supplemented, the information in this Prospectus Supplement No. 1 is the more current information.

This prospectus supplement is provided solely to update the selling stockholder table included in the Prospectus to reflect the transfer of certain shares of registered common stock by and between certain selling stockholders.

Investing in our common stock involves a high degree of risk. You should review carefully the “Risk Factors” beginning on page 7 of the Prospectus and included in our periodic reports filed with the Securities and Exchange Commission for a discussion of certain risks that you should consider.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 30, 2016.

SELLING STOCKHOLDERS

Up to 706,788 shares of common stock are being offered by this prospectus, all of which are being registered for sale for the account of the selling stockholders and include the following:

•	341,251 shares issued in connection with a June 2012 private placement, all of which are held by Mr. Barry Honig or his affiliates and were acquired from purchasers who participated in such private placement; and

•	365,537 shares held by Mr. Barry Honig or his affiliates that were not acquired in the June 2012 private placement.

Each of the transactions by which the selling stockholders acquired their securities from us was exempt under the registration provisions of the Securities Act.

Of the 341,251 shares of common stock that were acquired from purchasers in the June 2012 private placement by Mr. Honig and his affiliates, GRQ Consultants, Inc. 401K Plan (“GRQ 401K”), GRQ Consultants, Inc., and GRQ Consultants, Inc. Roth 401K FBO Barry Honig Plan (“GRQ Roth 401K”), (i) 32,399 shares were acquired by Mr. Honig from a third party, (ii) 216,094 shares were acquired by GRQ 401K from a third party, and (iii) 92,758 shares were acquired by GRQ Roth 401K from a third party. Each transaction occurred in October 2014.

The 706,788 shares of common stock are being registered to permit public resales of the shares, and the selling stockholders may offer the shares for resale from time to time pursuant to this prospectus. The selling stockholders may also sell, transfer or otherwise dispose of all or a portion of their shares in transactions exempt from the registration requirements of the Securities Act or pursuant to another effective registration statement covering those shares. We may from time to time include additional selling stockholders who are transferees, pledgees or other successors in interest to the listed selling stockholders in supplements or amendments to this prospectus.

The table below sets forth certain information regarding the selling stockholders and the shares of our common stock offered by them in this prospectus. Unless otherwise indicated in the footnotes to the table below: (i) subject to community property laws where applicable, the selling stockholders, to our knowledge, have sole voting and investment power with respect to the shares beneficially owned by them; (ii) none of the selling stockholders are broker-dealers, or are affiliates of a broker-dealer; and (iii) the selling stockholders have not had a material relationship with us within the past three years.

We have amended the table to reflect the acquisition by certain selling stockholders of certain shares of common stock from third parties. The number of shares of common stock beneficially owned and other information provided regarding the selling stockholders is based on information provided by the selling stockholders in or about June 2012 in connection with the filing of the initial registration statement except as otherwise noted in footnotes to the table below.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The selling stockholders’ percentage of ownership of our outstanding shares in the table below is based upon 26,206,570 shares of common stock outstanding as of September 23, 2016.

	Ownership Before Offering		Ownership After Offering (1)
SELLING STOCKHOLDER	Number of shares of common stock beneficially owned	Number of shares offered	Number of shares of common stock beneficially owned	Percentage of common stock beneficially owned
BARRY HONIG (2)	9,882,732	360,120	9,522,612	32.1%
GRQ CONSULTANTS, INC. 401K (2)	4,294,264	243,909	4,050,355	14.6%
GRQ CONSULTANTS, INC. (2)	55,218	8,889	46,329	* %
GRQ CONSULTANTS, INC. ROTH 401K FBO BARRY HONIG (2)	1,972,038	93,870	1,878,168	7.0%
TOTAL		706,788

 * represents less than 1%.

(1)	Represents the amount of shares that will be held by the selling stockholders after completion of this offering based on the assumptions that (a) all shares registered for sale by the registration statement of which this prospectus is part will be sold and (b) that no other shares of our common stock beneficially owned by the selling stockholders are acquired or are sold prior to completion of this offering by the selling stockholders.
(2)	Mr. Honig is a director of the company. He is also the trustee of GRQ 401K, GRQ Roth 401K, and GRQ Defined (each as defined below) and president of GRQ Consultants, Inc., and, in such capacities, has voting and dispositive power over the securities held by GRQ 401K, GRQ Consultants, Inc., GRQ Roth 401K, and GRQ Defined. The number of shares of common stock beneficially owned by Mr. Honig and his affiliates is based on information publicly available as of the date of this prospectus. To avoid duplication, the total number of shares beneficially owned after the offering assumes the sale by each of Mr. Honig, GRQ 401K, GRQ Consultants, Inc., and GRQ Roth 401K of all shares offered that are owned directly by that selling stockholder but that the offered shares owned by the affiliates of that selling stockholder have not been sold. The number of shares of common stock beneficially owned by Mr. Honig and his affiliates includes:
(i)	2,267,618 unrestricted shares of common stock, options to purchase 744,446 shares of common stock, which are fully vested, 854 shares of Series E Preferred Stock, which are convertible into 260,142 shares of common stock, 22,876 shares of common stock issuable upon exercise of warrants, all of which are held directly by Mr. Honig;
(ii)	2,719,435 unrestricted shares of common stock, 4,230 shares of Series E Preferred Stock convertible into 1,288,522 shares of common stock, and 286,307 shares of common stock issuable upon exercise of warrants, all of which are held by GRQ Consultants, Inc. 401K Plan (“GRQ 401K”);
(iii)	55,218 unrestricted shares of common stock held by GRQ Consultants, Inc.;
(iv)	1,325,144 unrestricted shares of common stock, 2,070 shares of Series E Preferred Stock, which are convertible into 630,554 shares of common stock, 16,340 shares of common stock issuable upon exercise of warrants, all of which are held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig Plan (“GRQ Roth 401K”); and
(v)	89,148 unrestricted shares of common stock and 581 shares of Series E Preferred Stock, which are convertible into 176,982 shares of common stock, all of which are held by GRQ Consultants, Inc. Defined Benefit Plan (“GRQ Defined”).

Excludes:

(i)	9,579 shares of common stock underlying vested restricted stock units granted to Mr. Honig, which are issuable upon Mr. Honig’s resignation from the board of directors (subject to acceleration and forfeiture in certain circumstances); Mr. Honig has no voting rights with respect to the restricted stock units until the underlying shares are issued.